SEC 06005108 MMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-65953

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: brokersXpress LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 South LaSalle Street Suite 220
(No. and Street)

Chicago	Illinois	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas E. Stern (312) 630-3300

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

233 S. Wacker Drive, Sears Tower	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

0511-0687446

OATH OR AFFIRMATION

I, Thomas E. Stern, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of brokersXpress, LLC as of December 31, 2005, are true and correct. I further affirm that neither the company nor any member, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Thomas E. Stern
Signature

Chief Financial Officer
Title

Ronald L. Wetzel
Notary Public

"OFFICIAL SEAL"
RONALD L. WETZEL
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires June 2, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Changes in Stockholder's Equity.
- ☐ (e) Statement of Cash Flows.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) Supplemental Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

brokersXpress LLC

Statement of Financial Condition

December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Member
brokersXpress LLC

We have audited the accompanying statement of financial condition of brokersXpress LLC (a wholly owned subsidiary of optionsXpress Holdings, Inc.) as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of brokersXpress LLC at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

February 3, 2006

Ernst + Young LLP

brokersXpress LLC

Statement of Financial Condition

December 31, 2005

Assets	
Cash	$ 1,114,851
Receivable from clearing broker	463,728
Receivable from other brokers	73,904
Fixed assets, net of accumulated depreciation and amortization of $3,047	3,382
Other assets	63,110
Total assets	$ 1,718,975
Liabilities and member's equity	
Accounts payable	$ 527,835
Due to affiliate	33,342
Due to Parent	17,229
Total liabilities	578,406
Member's equity	1,140,569
Total liabilities and member's equity	$ 1,718,975

See accompanying notes.

1. Basis of Presentation

The Company follows accounting principles generally accepted in the United States, including certain accounting guidance used by the brokerage industry.

2. Nature of Operations

brokersXpress LLC (the Company) is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company is focused on providing internet-based options and stock brokerage services to retail customers via investment professionals. The Company clears all customer transactions through a clearing broker on a fully disclosed basis. brokersXpress LLC is a wholly owned subsidiary of optionsXpress Holdings, Inc. (the Parent).

3. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from management's estimates.

Income Taxes

The Company is a disregarded entity for federal income tax purposes, and as a result, its taxable income or loss is considered to be the taxable income or loss of its Parent. However, the Company may be subject to certain state income taxes.

Receivable From Clearing Broker

The receivable from clearing broker represents the amounts due from commissions earned, a portion of the margin interest on customer balances held at the clearing broker, and interest earned on Company balances held at the clearing broker. Goldman Sachs Execution & Clearing, L.P. (GSEC) is the Company's clearing broker.

3. Significant Accounting Policies (continued)

Receivable From Other Brokers

Receivable from other brokers consist of advances against future commissions.

Fixed Assets

Fixed assets are carried at cost, less accumulated depreciation and amortization. Fixed assets are depreciated and amortized on a straight-line basis over three years.

4. Commitments, Contingencies, and Guarantees

Commitments

The Company currently leases office space under a noncancelable operating lease agreement that expires on November 30, 2006. At December 31, 2005, the future minimum annual lease commitments, exclusive of additional payments, are $17,760 for 2006.

Contingencies

The Company is subject to pending and threatened legal actions arising in the normal course of business. In the opinion of management, based upon consultation with legal counsel, the disposition of such outstanding legal actions will not have a material adverse effect on the financial position or results of operations of the Company.

Guarantees

Under the terms of the Company's clearing agreement with GSEC, the Company introduces its customers' accounts to GSEC who, as the clearing broker, clears and maintains all of the Company's customer account activity. As such, the Company is required to guarantee the performance of its customers in meeting their contractual obligations. The Company has agreed to indemnify the clearing broker for losses that they may sustain for the customer accounts introduced by the Company. In accordance with applicable margin lending practices and in conjunction with the clearing broker, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. Compliance with the various guidelines are monitored daily; and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, when necessary.

4. Commitments, Contingencies, and Guarantees (continued)

As of December 31, 2005, the Company had $13,286,349 in credit extended to its customers through its clearing broker. The amount of risk to which the Company is exposed from the leverage extended to its customers and specifically from short sale transactions by its customers is not quantifiable since the risk would be dependent upon analysis of a potential significant and undeterminable rise or fall in stock prices. The account level margin and leverage requirements meet or exceed those required by Regulation T of the Board of Governors of the Federal Reserve. The Company believes that it is unlikely that it will have to make any significant payments under these arrangements, and no liabilities related to these guarantees and indemnifications have been recognized in the accompanying financial statements.

5. Employee Benefit Plan

The Company's eligible employees have the option to participate in the 401(k) savings plan sponsored by optionsXpress, Inc. Discretionary contributions may be made.

6. Credit Risk

Amounts receivable from the clearing broker are principally for commissions charged to customers and represent a concentration of credit risk. The Company does not anticipate non-performance by its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of its clearing broker with which it conducts business.

The Company maintains its cash balances at two financial institutions. Accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per depositor, per institution. Uninsured balances were $914,851 at December 31, 2005. Management believes that the Company is not exposed to any significant credit risk on these cash balances.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this Rule, the Company is required to maintain net capital of 6 2/3% of "aggregate indebtedness" or $50,000, whichever is greater, as these terms are defined. At December 31, 2005, the Company had net capital of $1,000,173, which was $950,173 in excess of its net capital requirement. The ratio of aggregate indebtedness to net capital at December 31, 2005, was 0.58 to 1. The net capital rule may effectively restrict the payment of cash distributions or other equity withdrawals.

8. Related-Party Transactions

optionsXpress, Inc., an affiliate, provides the Company certain support services such as the use of personnel, equipment, and facilities. At December 31, 2005, the Company has a payable of $33,342 to optionsXpress, Inc. for these services.

Additionally, at December 31, 2005, the Company has a payable of $17,229 due to the Parent for payments made on behalf of the Company in connection with the employee stock purchase plan and the Company's audit fees.